TOKYO AOYAMA AOKI LAW OFFICE

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FILE NO. 82-4837

December 13, 2002

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Promise Co., Ltd.
International Offering of Shares of Common Stock

Dear Sirs:

We are acting as legal counsels to Promise Co., Ltd. (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following documents published by the Company in Japan.

1. September 30, 2002 — Notice of the reorganization, change of duties assigned to Directors and Executive Officers, appointment and reshuffle of Executive Officers and personnel movement (with English translation)

2. October 4, 2002 — Notice of Incorporation of Joint Venture Company with Ta Chong Bank of Taiwan (with English translation)

3. November 15, 2002 Notice of Issuance of ¥10 Billion 31st Unsecured Straight Bonds (to Retail Investors) (with English translation)

Yours truly,

Ken Takahashi

Encls.
cc: Promise Co., Ltd.
The Nomura Securities, Co., Ltd. (w/o Documents)

FILE NO. 82-4837
No. 1

(Excerpt translation)

September 30, 2002

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of Accounts: March 31 of each year

Inquiries shall be directed to: Yoshiyuki Tateishi
Executive Officer and
General Manager,
Public Relations Department
Tel: (03) 3213-2545

Notice of the reorganization, change of duties assigned to Directors and Executive Officers, appointment and reshuffle of Executive Officers and personnel movement

Please take notice that the reorganization, change of duties assigned to Directors and Executive Officers, appointment and reshuffle of Executive Officers and personnel movement of Department General Managers will come into force as of October 1, 2002, as described below:

Description

1. Summary of the reorganization (A new organization chart is attached herewith.):

   [Translation omitted]

2. Change of duties assigned to Directors (as of October 1, 2002):

   [Translation omitted]

3. Promotion of Executive Officer (as of October 1, 2002)

New title	Previous title	Name
Executive Officer	Director of Mobit Co., Ltd.	Toshio Shinohara

4. Change of duties assigned to Executive Officers (as of October 1, 2002):

[Translation omitted]

5. Retirement of Executive Officers (as of October 1, 2002):

Duties	Name
Responsible for CR Center and Legal Center, Eastern Area Marketing Division	Tadanobu Sato
General Manager, Marketing Planning Department, Marketing Administration Division	Yasuyuki Ishida

6. Personnel movement of Department General Managers (as of October 1, 2002):

[Translation omitted]

- END -

[For further inquiries]

Promise Co., Ltd., Public Relations Department,

Nakayama, Yoshida and Tamai

Tel: 03-3213-2545

(Translation)

NEWS RELEASE **PROMISE**

October 4, 2002

Dear Sirs:

[For reference]

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of Accounts: March 31 of each year

Inquiries shall be directed to: Yoshiyuki Tateishi
Executive Officer and
General Manager,
Public Relations Department
Tel: (03) 3213-2545

Notice of Incorporation of Joint Venture Company with Ta Chong Bank of Taiwan

Promise Co., Ltd. (the "Company") has agreed with a Taiwanese midsize bank, Ta Chong Bank Ltd. (the "Bank"), to incorporate a joint venture company, Promise Advisory Co., Ltd., which will engage in factoring, valuation and analyses of loans of Taiwanese banks, in Taiwan.

The joint venture company will be incorporated around November 1, 2002 and commence business in December 2002.

1. Background and purpose of the incorporation of the joint venture company

Taiwanese banks have commenced to make serious inroads to unsecured loan business for individuals. The Bank, a midsize bank, has also desired to shift its weight from its traditional business of extending large loans to high-income earners to petit loans to consumers to make a full-fledged start in consumer finance business.

The Company has penetrated the market of auto installment sales in Taiwan since

August 1989. However, as no amendment to the current commercial code of Taiwan, which allows only banks to engage in loan business, is expected, the Company has been seeking new channels for business development.

Under these circumstances, the Company has successfully agreed with the Bank to incorporate a joint venture company that will engage in operations ranging from credit analyses to factoring of loans of Taiwanese banks. Thus, the Company has secured a new revenue-generating basis and gained a concrete foothold to penetrate into consumer finance business in Taiwan in the future.

2. Outline of the joint venture company

* Translated at the rate of NT$1=¥3.60

1) Name:	Promise Advisory Co., Ltd. (The English name has not been deterimined.)
2) Capital:	NT$100,000,000 (approximately ¥360,000,000)* Registered capital: NT$250,000,000 (approximately ¥900,000,000)
3) Equity ratio:	Promise Co., Ltd 70% Ta Chong Bank Ltd. 30%
4) Scheduled date of incorporation:	Around November 1, 2002
5) Scheduled date of commencement of business:	During December 2002
6) Location of head office:	Taipei, Republic of China
7) Officer:	3 directors; 2 statutory auditors
8) Employee:	50 (at the commencement of business)

3. Outline of business of the joint venture company

1) Major business

- Credit valuation and analyses of loans of banks
  ··············Credit valuation and analyses when a bank fixes a credit limit on unsecured/unguaranteed loans to an individual

- Factoring of loans of banks
  ··············Factoring of (delinquent) unsecured/unguaranteed loans to an individual

- Services of management of loans of banks
  ··············Collection of unsecured/unguaranteed loans to an individual purchased from a bank

2) Business plan

- The outstanding loans subject to evaluation and analyses will amount to NT$8,200,000,000 (or ¥29,500,000,000, translated at the rate of NT$1=¥3.60) in three years after commencement of business, when a periodic surplus will be registered. Accumulated losses will be eliminated in four years.

4. Outline of Ta Chong Bank Ltd. (as of December 31, 2001)

* Translated at the rate of NT$1=¥3.60

1) Trade name	Ta Chong Bank Ltd.
2) Business	Banking
3) Date of incorporation	March 18, 1992
4) Location of head office	Gaoxiong, Republic of China
5) Representative	Chen Tianmao
6) Capital	NT$16,200,000,000 (approximately ¥58,300,000,000)
7) Deposits outstanding	NT$174,100,000,000 (approximately ¥626,700,000,000)
8) Loans outstanding	NT$142,600,000,000 (approximately ¥513,300,000,000)
9) Branch network	44 branches (only in Taiwan)
10) Employee	1,726

- END -

[For further inquiries]

Promise Co., Ltd., Public Relations Department,

Nakayama, Yoshida and Tamai

Tel: 03-3213-2545

FILE NO. 82-4837

No. 3

(Excerpt translation)

NEWS RELEASE **PROMISE**

November 15, 2002

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of Accounts: March 31 of each year

Inquiries shall be directed to: Yoshiyuki Tateishi
Executive Officer,
General Manager,
Public Relations Department
Tel: 03-3213-2545

Notice of Issue of ¥10 Billion 31st Unsecured Straight Bonds (to Retail Investors)

Promise Co., Ltd. (the "Company") has concentrated efforts on the diversification and cost reduction of fund raising. The Company has determined to issue ¥10 billion domestic unsecured straight bonds (due in four years).

Consequently, the balance of bonds of the Company issued and outstanding will account for ¥320 billion of domestic straight bonds (including ¥40 billion issued during the current business term).

Description

(Translation omitted)

- END -